Bachoco Provides a Major Disclosure About its Financial Derivatives Position

Celaya, Guanajuato. Mexico, December 16, 2008

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE:IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, today announced that under a requirement by the “Comisión Nacional Bancaria y de Valores” of México (CNBV), it made a major disclosure about its derivative and financial instruments positions as of September 30, 2008, as well as of the general policies the Company use for managing those instruments.

Under its normal operation, the Company contracts financial instruments derivatives (FID) with the objective of ensuring more certainty for the acquisition of its main raw materials, such as corn and soybean meal, and US dollars (USD).

The Company uses different types of instruments;
1.
Buying and selling of futures, plain vanilla options, as well as more elaborate instruments such as trigger caps and accumulators for corn and soybean meal. In particular, the Company buys puts for corn, associated with a program named “agricultura por contrato” offered by the Mexican Government through ASERCA, part of SAGARPA.

2.	In the case of USD, the Company uses forwards, knock out forwards, plain vanilla options and tarns.

For the purchasing of raw materials, the Company buys and sells futures and options listed on the Chicago Board of Trade (CBOT), as well as other over-the-counter operations (OTC) as convenient, all of them refer to the futures on the CBOT.

Purchases of USD are mainly made by OTC operations with traders like Merrill Lynch Capital Services Inc., Barclays Capital and Banamex.

All contracts and arrangements are made under the terms of ISDA (International Swaps Dealer Association), and under the Mexican regulations for the deals with ASERCA.

Most of these instruments may require “margin calls” and the Company accounts with credit lines with most of its counterparts for these effects. The financial position of the Company has allowed it to fully satisfy all the requirements.

Bachoco has a Risk Committee headed by the CEO, which meets at least once a month and approves the guidelines and policies for performing these operations.

As a general rule, the Company’s policies allow to cover up to 30% of the annual requirements of raw materials, even when this policy may change according to the season of the year, and as well as up to 30% of the annual requirements of USD.

The Company works with other independent companies which make evaluations of its positions and provides consulting services to Bachoco. Said companies are not counterparts of Bachoco for these instruments.

The main risks that the Company faces with the use of these instruments, is the volatility in the price of the commodities such as; corn, soybean meal and the exchange rate of the Mexican peso versus the USD. This volatility affects the Company’s cash flow position when margin calls are required.

Attached are Tables 1 that includes Bachoco’s FID positions as of September 30, 2008, then in Table 2 is a sensitivity analysis, with adverse changes in the value of futures and exchange rates of 25%, 35% and 50%.

Those values assume that the positions as of September 30, 2008 remain unchanged and that the Mexican peso USD exchange rate remains for the time the positions is open, as well as the value of futures of corn and soybean meal.

A detailed document can be found in the Mexican Stock Exchange webpage www.bmv.com.mx or in the Company’s webpage, www.bachoco.com.mx

Industrias Bachoco, S.A.B. de C.V.
Thousand of Mexican Pesos	Table 1

Type of Financial	Objective of	Notional	Value of the Related Commodity		Reasonable Value		Amounts Due	Guaranties
Instrument	the Instrument		Third Quarter	Second Quarter	Third Quarter	Second Quarter	By year	Required
Forwards, Knock out Forwards and Puts, for USD, under different amounts, conditions and due dates.*	Hedge and negotiation	$1,245,497	$10.93	$10.31	$2,621	$-	2009	The deals consider the possibility of margin calls but not another kind of guaranty
Buying and Selling TARNS of USD, under different amounts, conditions and due dates.*	Negotiation	-$4,456,013	$10.93	$10.31	-$281,795	-$63,745	2009	The deals consider the possibility of margin calls but not another kind of guaranty
Corn Futures and soybeanmeal Futures**	Hedge	$198,100	Corn Dec, 4.8750 USD/Bushel, Soybeanmeal $285 and $287.80 USD per ton for Dec and Jan respectively	Corn Dec, 7.570 USD/Bushel, Soybeanmeal $412.0 and $413.8 USD/ton for Dec and Jan respectively	-$45,045	$16,470	2009	The deals consider the possibility of margin calls but not another kind of guaranty
Options for Corn***	Hedge and negotiation	$287,819	Corn Dec, 4.8750 USD/Bushel	Corn Dec, 7.570 USD/Bushel	-$49,761	$1,352	2009	The deals consider the possibility of margin calls but not another kind of guaranty
Options for Soybean Meal****	Hedge and negotiation	$216	Soybeanmeal $285 and $287.80 USD/ton for Dec and Jan respectively	Soybeanmeal $412.0 and $413.8 USD/ton for Dec and Jan respectively	-$19,784			The deals consider the possibility of margin calls but not another kind of guaranty

* No individual financial instrument exceeds 3% of the total sales of third quarter nor 5% of total assets as of September 30, 2008
* Approximately 46% of the instruments will be due in the fourth quarter of 2008 and the remaining 54% in 2009
** Approximately 79% will be due in the fourth quarter of 2008, and the remaining 21% in 2009
*** Approximately 46% will be due in the fourth quarter of 2008 and the remaining 54% in 2009
**** All will be due in the fourth quarter of 2008.
A negative value means an unfavorable effect for the Company

Industrias Bachoco, S.A.B. de C.V.
Thousand of Mexican Pesos	Table 2

Kind of Financial	Reasonable value	Value of the Related Commodity/reference value			Effect on the	Effect on the Cash Flow****
Instrument	as of Sep. 30,2008	25%	35%	50%	Income Statement	25%	35%	50%
Forwards, Knock out Forwards y Puts, for USD, under different amounts, conditions and due dates.*	$2,621	$13.66	$14.75	$16.39	Direct	$15,760	$21,732	$27,636
TARNS of Buying and Selling of USD, under different amounts, conditions and due dates.*	-$281,795	$13.66	$14.75	$16.39	Direct	-$1,364,554	-$1,918,441	-$2,461,026
Futures of Corn and soybeanmeal**	-$45,045	$3.66	$3.17	$2.44	The effect will materialized as the inventory to be consumed.	-$83,309	-$98,614	-$121,573
Options for Corn***	-$49,761	$3.66	$3.17	$2.44	The effect will materialized as the inventory to be consumed.	-$100,894	-$166,251	-$209,931
Options for Soybean Meal****	-$19,784	$213.75	$185.25	$142.50	The effect will materialized as the inventory to be consumed.	-$41,523	-$43,577	-$46,722

* The reference value is the exchange rate of the Mexican peso and USD, $10.925 pesos per USD as of Sept 30 of 2008
** The reference value is the future in USD per bushel, here referenced to Corn, $4.875
*** The reference value is the future in USD per ton, here referenced to soybeanmeal $285.0
**** The company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount showed
A negative value means an unfavorable effect for the company